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Exhibit Index on Page 2

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1994

  OR

  [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Selig Chemical Industries Retirement Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

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REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Plan Benefits as of December 31, 1994 and December 31, 1993

     Statements of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1994 and the Four-Month Period Ended December 31, 1993.

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                        10



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Selig Chemical Industires Retirement Plan

Date: July 13, 1995           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ D. Raymond Riddle
                              Name:  D. Raymond Riddle
                              Title: President and Chief Executive Officer
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Report of Independent Public Accountants


To the Plan Administrator of
Selig Chemical Industries Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of SELIG CHEMICAL INDUSTRIES RETIREMENT PLAN as of December 31, 1994 and 1993 and the related statements of changes in net assets available for benefits for the year ended December 31, 1994 and the four-month period ending December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Selig Chemical Industries Retirement Plan as of December 31, 1994 and 1993 and the changes in net assets available for benefits for the year ended December 31, 1994 and the four-month period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund information in the statement of changes in net assets available for benefits is presented for the purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The Fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen
    Arthur Andersen

Atlanta, Georgia
July 5, 1995
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                SELIG CHEMICAL INDUSTRIES RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 1994 AND 1993


                                               1994         1993

RECEIVABLES
Employee contributions ...............   $   31,278   $   25,846
INVESTMENTS, at market value (Note 1):
Stable value fund ....................    2,501,390            0
Balanced fund ........................    1,921,061            0
Diversified equity fund ..............    1,671,435            0
NSI common stock .....................      268,994            0
Loans to participants ................      214,399            0
NSI DC Fixed Income Fund .............            0    5,884,022
                                          6,577,279    5,884,022
NET ASSETS AVAILABLE FOR BENEFITS ....   $6,608,557   $5,909,868




The accompanying notes are an integral part of these statements.
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                   SELIG CHEMICAL INDUSTRIES RETIREMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    FOR THE YEAR ENDED DECEMBER 31, 1994 AND

                 THE FOUR-MONTH PERIOD ENDED DECEMBER 31, 1993







                                          Diversified  Stable       NSI                 Fixed
                             Balanced     Equity       Value        Stock      Loan     Income
                             Fund         Fund         Fund         Fund       Fund     Fund          Total

NET ASSETS AVAILABLE FOR
BENEFITS, August 31, 1993 .. $         0  $         0  $         0  $       0  $      0 $  5,960,208  $ 5,960,208

Contributions ..............           0            0            0          0         0      113,195      113,195
Net gain from investments in
the DC Fixed Income Fund ...           0            0            0          0         0      164,849      164,849
Benefit Payments ...........           0            0            0          0         0     (328,384)    (328,384)
NET ASSETS AVAILABLE FOR
BENEFITS, December 31, 1993            0            0            0          0         0    5,909,868    5,909,868

Contributions ..............     136,076      158,640      190,466     40,951         0       28,227      554,360
Net gain from investments ..      42,436      (15,592)     235,910      8,735     6,343          340      278,172
Benefit payments ...........     (11,583)     (12,046)    (106,409)    (1,897)        0       (1,908)    (133,843)
Intraplan transfers ........   1,763,166    1,551,734    2,188,796    224,775   208,056   (5,936,527)           0
NET ASSETS AVAILABLE FOR
BENEFITS, December 31, 1994. $ 1,930,095  $ 1,682,736  $ 2,508,763  $ 272,564  $214,399 $          0  $ 6,608,557







The accompanying notes are an integral part of these statements.






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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Selig Chemical Industries (the "Company") Retirement Plan (the "Plan"), a division of National Service Industries, Inc. ("NSI") are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries.

Investment in NSI Defined Contribution Fixed Income Fund

As of January 1, 1993, the Plan's assets were commingled in a Defined Contribution Fixed Income Fund ("DC Fixed Income Fund") together with the assets of certain profit sharing plans of other NSI divisions. Investments of the DC Fixed Income Fund are reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under the general DC Fixed Income Fund guidelines. The net gain from investments in the DC Fixed Income Fund in the accompanying Statements of Changes in Net Assets Available for Plan Benefits reflects interest income on guaranteed investment contracts and master notes.

Effective January 1, 1994, participants of the Plan can direct the investment of their accounts into the various options discussed in Note 4. Prior to January 1, 1994, the assets of the Plan were invested at the discretion of the Investment Committee.

Summarized financial information of the DC Fixed Income Fund for the period September 1, 1993 to December 31, 1993, is presented as follows:

Interest and dividend income ...................   $ 1,464,731
Investment management fees .....................        (6,775)
Net gain from investments in the DC fixed income
fund during the period .........................   $ 1,457,956

Allocation to NSI plans for the period September 1, 1993 through December 31, 1993:

Selig Chemical Industries Retirement Plan           $  164,849
All other NSI plans ............................     1,293,107
Total ..........................................    $1,457,956

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DC fixed income fund investments at December 31, 1993:

Guaranteed investment contracts                             $36,541,338
Master notes ..................                              16,618,541
Cash ..........................                                  22,953
Accrued investment income .....                                   9,817
Total investments .............                             $53,192,649

Allocation to NSI Plans, based on participant balances, as at December 31, 1993:

Selig Chemical Industries Retirement Plan....   $ 5,884,022       11.07%
All Other NSI Plans..........................    47,308,627       88.93
                                                $53,192,649      100.00%

Effective January 1, 1994, the Plan's assets were invested in a Defined Contribution Master Trust ("DC Master Trust"). Investments of the DC Master Trust are reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent managers to invest under the general DC master Trust guidelines.

Summarized financial information of the DC Master Trust for 1994 is presented as follows:
Interest and dividend income .................              $ 6,119,451
Net appreciation in market value .............                 (387,149)
Expenses .....................................                 (221,747)
Net gain from investments in the NSI DC Master
Trust ........................................              $ 5,510,555

Allocation to NSI Plans:

Selig Chemical Industries Retirement Plan.....                $ 278,172
All other NSI plans ..........................                5,232,383
Total ........................................               $5,510,555

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NSI DC Master Trust investments are as follows:

Equity investment funds ..............................   $  66,145,415
Guaranteed investment contracts ......................      52,672,980
Loans receivable .....................................       5,145,365
NSI common stock .....................................       4,925,868
Demand notes .........................................       3,343,227
                                                           132,232,855
Accrued income .......................................          74,167
Receivables ..........................................           7,738
Payables .............................................        (149,089)
                                                         $ 132,165,671

Allocation to NSI plans based on participant balances:

Selig Chemical Industries Retirement Plan ............   $   6,577,279
All other NSI plans ..................................     125,588,392
Total ................................................   $ 132,165,671

Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated September 30, 1986, and is qualified under the Internal Revenue Code (the "Code") as exempt from federal income taxes. The Plan has been amended and restated since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1994.


2. TRUST AGREEMENT

Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plans Master Trust (which includes the DC Fixed Income Fund assets discussed in Note ). Certain officers of NSI were appointed administrators of the Plan's assets together with the income derived therefrom.

3. PLAN DESCRIPTION

The following brief description of the Plan is provided for informational purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan, as amended and restated effective September 1, 1989, and as further amended through January 1, 1994, incorporates the requirements of Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended from time to time. The Plan is a voluntary, defined contribution plan covering all employees of the Company who have attained the age of 21 with one year of service during which at

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least  1,000  hours of  employment  are  completed.  Prior to  January 1,  1994, employees need six consecutive months of service during which at least 500 hours of employment are completed. Contributions are made by the Company and participants of the Plan. The company contributes an amount equal to 5% of net profits, as defined. Participants contribute between 2% and 15% (between 2% and 8% prior to January 1, 1994) of their before tax compensation but not to exceed $8,994 (or such larger amount as may be determined by the Secretary of Treasury) for any participant in any plan year. Vesting of employer contributions occurs on an increasing scale ranging from 20% vesting after three years of service, as defined, to 100% vesting after seven years of service. Forfeitures of employer contributions are allocated among the remaining participants. Participants are always fully vested in their individual contributions. All expenses of the Plan are paid by the Company.

During December 1993, the Plan was amended and restated to allow participant directed investments effective January 1, 1994. In addition, the Plan year end was changed from August 31 to December 31. Thus, the accompanying financial statements are for the year ended December 31, 1994 and the four month period in the short plan year ended December 31, 1993. The Plan, as amended and restated, does not permit employer contributions during the short plan year.

Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of termination, each participant shall be vested with the balance of his account and his proportionate share of any future adjustments or forfeitures.

4. PLAN INVESTMENT OPTIONS

The separate investment funds made available under the Plan may be changed, eliminated, or modified from time to time by the Investment Committee. The separate investment funds offered by the Plan are:

*Diversified Equity Fund. This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

*Stable Value Fund. This is a fixed income fund which is designed to provide a steady level of current income while focusing on preservation of principal.

*Balanced Fund. This fund is invested in a changing mix of high quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss.

*NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time.